UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07005451

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 East Valley Boulevard, Suite 208
(No. and Street)

Alhambra (City) California (State) 91801-5069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Chen (626) 281-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
202
SECTION

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

On Feb. 27, 2007**, before me,**
Alicia Wu, Notary Public, personally appeared
Tom Chen **and signed in**
front of me with his **I.D.**

____

Notary Public for the said county and state
Notary Public

____
Signature

President
____
Title



ALICIA WU
Commission # 1651202
Notary Public - California
Los Angeles County
My Comm. Expires Mar 12, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

FORTUNE SECURITIES, INC.
388 E. VALLEY BLVD., SUITE 208
ALHAMBRA, CALIFORNIA 91801

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Fortune Securities, Inc.

I have audited the accompanying statement of financial condition of Fortune Securities, Inc., and related statements of income, cash flows, and changes in stockholders' equity as of December 31, 2006. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Fortune Securities, Inc. and the results of operations, cash flows and stockholders' equity as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

FORTUNE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	27,682
Clearing broker deposit		35,366
Commissions receivable		119,890
Furniture and equipment, at cost, net of accumulated depreciation of $69,565		0
Leasehold improvements, net of accumulated amortization of $26,471		48,772
Deposits		4,598
TOTAL ASSETS	$	236,308

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	1,981
Commissions payable				104,772
TOTAL LIABILITIES				106,753
STOCKHOLDERS' EQUITY				
Common stock, $.00 par value, 10,000,000 shares authorized; 6,605,274 shares outstanding	$	0		
Paid-in capital		362,000		
Retained earnings		(232,445)		129,555
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	236,308

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 910,863
Other income	163,330
Interest	18,971
TOTAL REVENUES	1,093,164
DIRECT COSTS	
Commission expense	884,287
Ticket clearance charges	58,397
Quotes & research	6,857
TOTAL DIRECT COSTS	949,541
GROSS PROFITS	143,623
OPERATING EXPENSES - see page 8	151,462
INCOME (LOSS) BEFORE TAX PROVISION	(7,839)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (8,639)

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	6,605,274	$ 0	$ 317,000	$ (223,806)	$ 93,194
Capital contributed			45,000		45,000
Net Income (Loss)				(8,639)	(8,639)
Balance, December 31, 2006	6,605,274	$ 0	$ 362,000	$ (232,445)	$ 129,555

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net loss	$	(8,639)
Depreciation		18,147
Changes in operating assets and liabilities:		
Clearing broker deposit		(143)
Commissions receivable		(63,315)
Accounts payable and accrued expenses		(5,226)
Bank overdraft		(9,136)
Commissions payable		60,485
Net cash provided in operating activities		(7,827)
Cash Flows from Investing Activities:		
Addition of furniture and equipment		(501)
Leasehold improvement		(8,990)
Cash flow for Investing Activities		(9,491)
Cash Flows from Financing Activities:		
Paid in capital		45,000
Total Cash Flows from Financing Activities		45,000
Net decrease in cash		27,682
Cash at beginning of year		0
Cash at December 31, 2006	$	27,682
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Fortune Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Alhambra, California. The Company operates pursuant to the (K)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in California on November 20, 1995 and became a member of the NASD on May 7, 1997.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Furniture and equipment are stated at cost and are depreciated over estimated useful lives. Security transactions are recorded on the basis of settlement data.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2006 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 10.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000 and has a remaining deposit with another clearing broker of $10,000.

NOTE 5 - INCOME TAXES

The Company files its corporate income tax returns on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Los Angeles under a long-term agreement expiring in 2008. The annual rental commitments for years ending December 31, are as follows:

2007	$ 46,968
2008	27,398
	$121,334

NOTE 7 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

NOTE 10 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K)(2)(ii). All customer transactions cleared through another broker-dealer on a fully disclosed basis.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Fortune Securities, Inc.
Alhambra, California

My report on my audit of the basic financial statements of Fortune Securities, Inc., for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 9 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

FORTUNE SECURITIES, INC.
OPERATING EXPENSES
DECEMBER 31, 2006

OPERATING EXPENSES

Advertising	$	5,492
Depreciation and amortization		18,147
Fees		2,508
Miscellaneous expenses		9,130
Office expenses		3,535
Professional fees		13,976
Rent		54,755
Telephone and utilities		5,432
Temporary help		24,414
Travel		14,073
TOTAL OPERATING EXPENSES	$	151,462

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	129,555
Commissions receivable - non allowable portion		(30,362)
Furniture and equipment, net of accumulated depreciation of $65,568		0
Leasehold improvement, net of accumulated amortization of $12,321		(48,772)
Deposits		(4,598)
NET CAPITAL	$	45,823
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	7,120
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	40,823
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	35,148
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	106,753
Percentage of aggregate indebtedness to net capital		2

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	76,984
VARIANCE		
Non allowable portion of commissions receivable		(30,362)
Accrued income taxes		(800)
Rounding		1
NET CAPITAL PER AUDIT	$	45,823

See accompanying notes to *financial statements*

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Fortune Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Fortune Securities, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Fortune Securities, Inc.

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
February 19, 2006

END